Exhibit 99.1

FLY Leasing Reports First Quarter 2016 Financial Results

Dublin, Ireland, May 18, 2016 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a global lessor of modern, fuel-efficient commercial jet aircraft, today announced its financial results for the first quarter of 2016.

First Quarter 2016 Highlights
•	Adjusted Net Income of $16.2 million, $0.47 per share
•	Net income of $7.1 million, $0.21 per share
•	Closed $385 million aircraft acquisition facility
•	Sold ten aircraft generating gross proceeds of $60 million after debt repayment
•	$445 million of aircraft acquisitions scheduled to close in second quarter

“FLY moves into the second quarter having accomplished several strategic objectives: completing the sale of 45% of our fleet – primarily older aircraft – at gains to book value, repurchasing 19% of our shares at a discount to book value, reducing core SG&A, and completing a new, attractively priced $385 million aircraft acquisition facility,” said Colm Barrington, CEO of FLY.  “The company is in a strong position to deliver increased return on equity going forward.”

“We have ample financial capacity for our strategic objectives, including $330 million in unrestricted cash,” added Barrington.  “We expect to meet our goal of adding $750 million of aircraft to our fleet this year. The industry conditions remain strong, airline traffic is robust, our fleet is 100% utilized and we continue to see excellent global demand for leased aircraft."

Financial Results

FLY is reporting net income for the first quarter of 2016 of $7.1 million or $0.21 per diluted share.  This compares to net income of $19.9 million or $0.47 per diluted share for the same period in 2015.  The first quarter 2015 results include $21.9 million of end of lease revenue, whereas there was only $3.2 million of end of lease revenue in the first quarter of 2016.  All results for the first quarter of 2015 have been restated as described in FLY’s annual report on Form 20-F, which was filed on May 2, 2016.

Adjusted Net Income

Adjusted Net Income was $16.2 million for the first quarter of 2016 compared to $30.2 million in the same period in the previous year.  On a per share basis, Adjusted Net Income was $0.47 in the first quarter of 2016 compared to $0.73 for the same period in the previous year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Share Repurchases

During the first quarter, FLY repurchased 2.1 million shares for approximately $25 million.  FLY’s board of directors has approved an additional $30 million share repurchase program expiring in March 2017 to replace the previous program.  Under this program, FLY may make share repurchases from time to time in the open market or in privately negotiated transactions.  The timing of repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Financial Position

At March 31, 2016, FLY’s total assets were $3.2 billion, including an investment in flight equipment totaling $2.7 billion. Investment in flight equipment includes $84.6 million of net maintenance right assets.  Cash and cash equivalents at March 31, 2016 totaled $428.1 million, of which $329.3 million was unrestricted.  In addition, FLY had twelve unencumbered aircraft with an aggregate net book value of $610.2 million at March 31, 2016.  The book value per share at March 31, 2016 was $18.83.

Aircraft Portfolio

At March 31, 2016, FLY’s 79 aircraft, as shown in the table below, were on lease to 43 airlines in 28 countries.  The table does not show aircraft that were held for sale which totaled four and thirteen, at March 31, 2016 and December 31, 2015, respectively, or the two B767 aircraft owned by a joint venture in which FLY has a 57% ownership interest.

Portfolio at	Mar 31, 2016	Dec 31, 2015
Airbus A319	10	10
Airbus A320	14	14
Airbus A321	3	3
Airbus A330	4	4
Airbus A340	2	3
Boeing 737	39	39
Boeing 757	3	3
Boeing 767	1	1
Boeing 777	2	2
Boeing 787	1	1
Total	79	80

At March 31, 2016, the average age of the portfolio was 6.8 years weighted by the net book value, including maintenance rights, of each aircraft.  The average remaining lease term was 6.3 years, also weighted by net book value, including maintenance rights.  At March 31, 2016, the 79 aircraft were generating annualized rental revenue of approximately $292 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Wednesday, May 18, 2016. Participants should dial +1-253-237-1145 (International) or 800-535-7056 (North America) and enter confirmation code 84645567 or ask an operator for the FLY earnings call. A live webcast of the conference call will be also available in the investor relations section of FLY’s website at www.flyleasing.com. An archived webcast will be available on FLY’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft.  FLY acquires and leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K.  FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #

Contact:

Matt Dallas
FLY Leasing Limited
+1 203-769-5916
ir@flyleasing.com

FLY Leasing Limited
Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Mar. 31, 2016 (Unaudited)	Three months ended Mar. 31, 2015 (Restated & Unaudited)
Revenues
Operating lease rental revenue	$74,633	$103,148
End of lease revenue	3,206	21,936
Amortization of lease incentives	(2,773)	(4,036)
Amortization of lease premiums, discounts and other	(113)	(945)
Operating lease revenue	74,953	120,103
Finance lease income	892	―
Gain on sale of aircraft	5,143	2,637
Equity earnings from unconsolidated subsidiary	133	340
Interest and other income	87	206
Total revenues	81,208	123,286
Expenses
Depreciation	28,839	47,203
Interest expense	30,834	39,297
Debt modification and extinguishment costs	4,527	4,050
Selling, general and administrative	8,269	8,264
Ineffective and dedesignated derivatives	286	(264)
Maintenance and other costs	1,199	1,586
Total expenses	73,954	100,136
Net income before provision for income taxes	7,254	23,150
Provision for income taxes	154	3,285
Net income	$7,100	$19,865
Weighted average number of shares:
- Basic	34,287,783	41,432,998
- Diluted	34,288,608	41,545,287
Earnings per share (net income per common share):
- Basic and diluted	$0.21	$0.47

FLY Leasing Limited
Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Mar. 31, 2016 (Unaudited)	Dec. 31, 2015 (Audited)
Assets
Cash and cash equivalents	$329,273	$275,998
Restricted cash and cash equivalents	98,875	174,933
Rent receivables	875	124
Investment in unconsolidated subsidiary	7,303	7,170
Investment in direct finance lease, net	34,531	34,878
Flight equipment held for sale, net	57,673	237,262
Flight equipment held for operating lease, net	2,550,957	2,585,426
Maintenance right asset, net	84,557	94,493
Fair market value of derivative assets	―	241
Other assets	6,240	6,450
Total assets	3,170,284	3,416,975
Liabilities
Accounts payable and accrued liabilities	30,101	17,548
Rentals received in advance	13,211	14,560
Payable to related parties	2,504	7,170
Security deposits	44,741	48,876
Maintenance payment liability	190,842	194,543
Unsecured borrowings, net	689,904	689,409
Secured borrowings, net	1,480,123	1,695,711
Fair market value of derivative liabilities	25,784	19,327
Deferred tax liability, net	20,030	20,741
Other liabilities	40,389	52,126
Total liabilities	2,537,629	2,760,011
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 33,599,490 and 35,671,400 shares issued and outstanding at March 31, 2016 and December 31, 2015, respectively	34	36
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	―	―
Additional paid in capital	552,158	577,290
Retained earnings	102,238	95,138
Accumulated other comprehensive loss, net	(21,775)	(15,500)
Total shareholders’ equity	632,655	656,964
Total liabilities and shareholders’ equity	$3,170,284	$3,416,975

FLY Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)
	Three months ended Mar. 31, 2016 (Unaudited)	Three months ended Mar. 31, 2015 (Restated & Unaudited)
Cash Flows from Operating Activities
Net Income	$7,100	$19,865
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiary	(133)	(340)
Direct finance lease income	(892)	―
Gain on sale of aircraft	(5,143)	(2,637)
Depreciation	28,839	47,203
Amortization of debt discounts and issuance costs	2,360	3,110
Amortization of lease incentives	2,773	4,036
Amortization of lease discounts, premiums and other items	113	719
Amortization of fair market value adjustments associated with the GAAM acquisition	672	1,237
Debt modification and extinguishment costs	3,679	4,050
Share-based compensation	―	152
Unrealized foreign exchange (gain) loss	1,001	(1,670)
Maintenance rights cash receipts	6,150	―
Provision for deferred income taxes	94	3,038
Unrealized (gain) loss on derivative instruments	216	(264)
Security deposits and maintenance payment liability recognized into earnings	(400)	(21,936)
Security deposits and maintenance payment claims applied towards operating lease revenues	(805)	―
Changes in operating assets and liabilities:
Rent receivables	(751)	(1,685)
Other assets	(141)	2,375
Payable to related parties	(7,239)	(3,632)
Accounts payable, accrued and other liabilities	18,065	8,134
Net cash flows provided by operating activities	55,558	61,755
Cash Flows from Investing Activities
Rent received from direct finance lease	1,230	―
Purchase of flight equipment	―	(137,113)
Proceeds from sale of aircraft, net	155,359	126,503
Payment for aircraft improvement	(3,034)	(4,403)
Payments for maintenance	(514)	(7,730)
Net cash flows provided by (used in) investing activities	153,041	(22,743)

	Three months ended Mar. 31, 2016 (Unaudited)	Three months ended Mar. 31, 2015 (Restated & Unaudited)
Cash Flows from Financing Activities
Restricted cash and cash equivalents	76,058	2,803
Security deposits received	―	845
Security deposits returned	―	(2,868)
Maintenance payment liability receipts	17,968	17,514
Maintenance payment liability disbursements	(662)	(8,332)
Net swap termination payments	(538)	23
Debt issuance costs	(349)	(343)
Proceeds from secured borrowings	16,756	67,802
Repayment of secured borrowings	(239,645)	(162,852)
Shares repurchased	(25,191)	―
Dividends	―	(10,358)
Dividend equivalents	―	(191)
Net cash flows used in financing activities	(155,603)	(95,957)
Effect of exchange rate changes on cash and cash equivalents	279	(330)
Net decrease in cash	53,275	(57,275)
Cash at beginning of period	275,998	337,560
Cash at end of period	$329,273	$280,285
Supplemental Disclosure:
Cash paid during the period for:
Interest	$16,573	$24,059
Income taxes	18	110
Supplemental disclosure of noncash activities:
Security deposits applied to maintenance payment liability and rent receivables	―	2,542
Maintenance payment liability applied to rent receivables	―	2,108
Other liabilities applied to maintenance payment liability and rent receivables	―	240
Noncash investing activities:
Aircraft improvement	2,338	2,510
Noncash activities in connection with purchase of aircraft	―	8,468
Noncash activities in connection with sale of aircraft	27,432	9,061

FLY Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
	Three months ended Mar. 31, 2016 (Unaudited)	Three months ended Mar. 31, 2015 (Restated & Unaudited)
Net income	$7,100	$19,865
Amortization of debt discounts and loan issuance costs	2,360	3,110
Amortization of lease discounts, premiums and other items	113	719
Amortization of GAAM acquisition date fair market value adjustments	672	1,237
Debt modification and extinguishment costs	4,527	4,050
Share-based compensation	―	152
Unrealized foreign exchange (gain) loss	1,001	(1,670)
Deferred income taxes	94	3,038
Ineffective, dedesignated and terminated derivatives	286	(264)
Adjusted Net Income	$16,153	$30,237
Average Shareholders’ Equity	$644,810	$757,960
Adjusted Return on Equity	10.0%	16.0%

Weighted average diluted shares outstanding	34,288,608	41,545,287
Adjusted Net Income per diluted share	$0.47	$0.73

FLY defines Adjusted Net Income as net income plus or minus (i) non-cash amortization of debt discounts, loan issuance costs, lease discounts/premiums and other items; (ii) adjustments related to the GAAM portfolio acquisition comprised primarily of amortization of fair value adjustments recorded in purchase accounting; (iii) debt modification and extinguishment costs; (iv) non-cash share-based compensation; (v) unrealized foreign exchange gain/loss; (vi) deferred income taxes; and (vii) the ineffective portion and other comprehensive items associated with terminated cash flow hedges. Adjusted Return on Equity is calculated by dividing Adjusted Net Income over the average shareholders’ equity for the period presented. For periods of less than one year, Adjusted Net Income for the relevant period is annualized in calculating Adjusted Return on Equity.

We use Adjusted Net Income and Adjusted Return on Equity to assess our core operating performance on a consistent basis from period to period. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, not as a substitute for net income or other financial measures determined in accordance with Accounting Principles Generally Accepted in the United States. FLY’s definitions may be different than those used by other companies.